Exhibit 99.1

Orrick, Herrington & Sutcliffe LLP

 51 WEST 52ND STREET

 NEW YORK, NEW YORK 10019-6142

July 6, 2015

Credit Suisse
11 Madison Avenue
New York, New York 10010

Ladies and Gentlemen:

We have acted as special tax counsel to Credit Suisse AG, a corporation incorporated under the laws of Switzerland (the “Company”), in connection with the preparation and filing of each pricing supplement or term sheet, as applicable, identified in Exhibit A attached hereto (each, a “Pricing Supplement”), to the underlying supplement and product supplement referenced therein, if applicable, to the prospectus supplement dated May 4, 2015 for the Company’s Senior Medium-Term Notes and Subordinated Medium-Term Notes relating to the prospectus dated May 4, 2015 contained in the Company’s Registration Statement (No. 333-202913) (the “Registration Statement”). This opinion is being furnished in accordance with the requirements of Section 601(b)(8) of Regulation S-K of the Securities Act of 1933, as amended (the “Act”).

In our opinion, the discussions under the headings “Material U.S. Federal Income Tax Considerations” in each Pricing Supplement and “Material United States Federal Income Tax Considerations” in each related product supplement, subject to the conditions and limitations described therein, set forth the material U.S. federal income tax considerations applicable generally to holders of the securities offered pursuant to each Pricing Supplement as a result of the ownership and disposition of such securities.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the references to us in each Pricing Supplement and related product supplement. By such consent we do not concede that we are an “expert” for the purposes of the Act.

Very truly yours,

/s/ Orrick, Herrington & Sutcliffe LLP

Exhibit A

Title of Securities	Date of Pricing Supplement	Pricing Supplement No.
Digital-Plus Barrier Notes due July 6, 2017	June 30, 2015	T556
1 Year 7.50% per annum Autocallable Reverse Convertible Securities due July 6, 2016	June 30, 2015	F155
1 Year 6.00% per annum Autocallable Reverse Convertible Securities due July 6, 2016	June 30, 2015	F156
1 Year 7.00% per annum Autocallable Reverse Convertible Securities due July 6, 2016	June 30, 2015	F157
1 Year 8.25% per annum Autocallable Reverse Convertible Securities due July 6, 2016	June 30, 2015	F158
1 Year 9.00% per annum Autocallable Reverse Convertible Securities due July 6, 2016	June 30, 2015	F159
Accelerated Barrier Notes due July 3, 2019	June 30, 2015	T554
Absolute Return Barrier Securities due July 3, 2019	June 30, 2015	T555
Accelerated Barrier Notes due July 6, 2020	June 30, 2015	T563

High/Low Coupon Callable Yield Notes due January 6, 2017	June 30, 2015	U1253
8.00% per annum Autocallable Contingent Coupon Buffered Securities due July 3, 2025	June 30, 2015	U1276